東京青山・青木・狛法律事務所

The Prudential Tower
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Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
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[redacted]

08001454

FILE No. 82-5078

March 3, 2008

SEC Mail Processing Section
MAR 17 2008
Washington, DC
101

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Basic Agreement concerning a Business Alliance between Victor Company of Japan and Funai Electric (dated January 30, 2008);
- Summary of 1st to 3rd Quarter (9 months cumulative) Financial Results for the Period ending March 2008 (dated February 4, 2008) and
- Funai Report revised forecast of Consolidated Fiscal Year Results (February 4, 2008).

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

3/27

Press Release

January 30, 2008

Victor Company of Japan, Ltd.
Funai Electric Co., Ltd.

Notice of Basic Agreement concerning a Business Alliance between Victor Company of Japan and Funai Electric

Victor Company of Japan, Ltd., known as JVC, and Funai Electric Co., Ltd., known as Funai Electric, have reached and signed a basic agreement today to implement a wide-ranging business alliance between their two companies centered on display equipment in the video equipment business sector. The details are as follows.

Under this alliance, the two companies will operate cooperative business, including joint development, mutually contracted development, joint production and mutually contracted production in the display equipment and multifunction video equipment businesses.

The partnership aims to effectively use and mutually complement the management resources of both companies, to capitalize on economies of scale through business cooperation, and to strengthen their management infrastructure in the video equipment business.

JVC and Funai Electric believe that this business alliance will contribute to strengthening the business infrastructure and competitiveness of their video equipment business as part of the larger framework of the capital and business alliance and management integration of JVC and Kenwood Corporation, which is already under way.

1. Objectives of the Alliance

Both JVC and Funai Electric are working to strengthen respective management foundations in order to cope with intensifying competition on a global scale in the electronics industry. As part of such efforts, both companies have been considering ways to strengthen their video equipment businesses through alliances with other companies, while benefiting from each company's unique strengths.

The two companies arrived at a basic agreement through common understanding that a comprehensive business alliance focusing on display equipment in the video equipment segment, part of the core business of both companies, would be an effective way to mutually complement the strengths of respective management resources and create new synergy effects and economies of scale.

Funai Electric is strengthening its globally-optimized production system through cost competitiveness achieved by its unique "Funai Production System (FPS)" and mass production technology, and selling its products in popular price ranges primarily in the markets of the Americas. On the other hand, JVC is operating its worldwide business of high value-added products utilizing high resolution technology, focusing also on markets in Japan and Europe.

Under the alliance, the partners will exploit each other's strengths and expertise as audio-visual equipment manufacturers to benefit from concentrated production achieved by mutual sharing of the European and American production bases. They will complement and enhance the product mix in different price ranges and regions through mutual supply of products offering unique features each can provide. The companies will improve development efficiency and reduce investment costs through joint platform development for digital video equipment, and take advantage of the cooperative efforts in other ways over a wide spectrum of areas.

2. Major Points in the Agreement on the Comprehensive Business Alliance

<u>(1) Business Segments Covered by the Alliance</u>

1) Display equipment business
2) Multifunction video equipment, other video equipment businesses

<u>(2) Operations in the Business Alliance</u>

1) Joint production and mutually contracted production

<u>(i) Production of products for the Americas contracted to JVC by Funai Electric</u>

・Funai Electric will entrust the production of LCD televisions with and without built-in DVD players to JVC's factory for the Americas in Mexico, which will begin by February 2008.

<u>(ii) Production of products for Europe contracted to Funai Electric by JVC</u>

・JVC will entrust the production of LCD televisions to Funai Electric 's European factory in Poland, which will begin by the first half of 2008.

2) Joint development and mutually contracted development

<u>(i) Development of LCD televisions contracted to JVC by Funai Electric</u>

・Funai Electric will entrust the development of LCD televisions to be sold primarily in Europe to JVC by June 2008.

<u>(ii) Joint development of LCD televisions for JVC</u>

・The two companies will jointly develop LCD televisions to be sold by JVC primarily in Europe and Americas, and Funai Electric will launch the production of these by the second half of 2008.

<u>(3) Other important considerations</u>

1) *Joint purchasing:* Promote a joint purchasing strategy to maximize synergy effects such as reduction of raw material costs and strengthening of purchasing power.
2) *Logistic cooperation:* Promote sharing of distribution infrastructure to maximize synergy effects such as reduction of distribution costs and improvement of supply chains.

3) *Cooperation for production technology:* Promote cooperation in production technology to further increase the manufacturing capacity.
4) *Cooperation in after-sales service:* Promote cooperation in after-sales service to improve customer satisfaction.
5) *Cooperation in environmental protection:* Promote cooperation in environmental protection to improve environmental management.

3. Capital and Business Alliance between Victor Company of Japan, Ltd. and Kenwood Corporation

JVC concluded a capital and business alliance agreement with Kenwood Corporation on July 24, 2007, and the two companies have been making specific plans for management integration. Within the larger framework of the management integration between JVC and Kenwood, the new business alliance between JVC and Funai Electric aims to improve the business infrastructure and competitiveness of JVC and Funai Electric, focusing on display equipment in their video equipment business.

4. Overview of Victor Company of Japan, Ltd.

(1) Name: Victor Company of Japan, Ltd.
(2) Major Business Operations: Production, manufacture, and sale of audio and video equipment, information and communications equipment, and playback media and recorded media for audio, video, data, etc.
(3) Date of establishment: September 13, 1927
(4) Location of Head Office: Yokohama City, Kanagawa Prefecture
(5) Executive officer: Representative Director, Kunihiko Satoh
(6) Capital: 51,615 million yen
(7) No. of employees: Non-consolidated:6,452
Consolidated: 25,540 (domestic: 8,083, overseas: 17,457)
(8) Large shareholder structure and shareholding ratio (as of September 30, 2007)

Matsushita Electric Industrial Co., Ltd.	36.81%
Kenwood Corporation	17.00%

(9) Relationship with Funai Electric Co. Ltd.: Victor Company of Japan has no capital relationship or human relationship with Funai Electric.
(10) Schedule

January 30, 2008	Board of Directors Resolution
January 30, 2008	Signing of the Basic Agreement

(11) Future Outlook
This alliance will have little effect on the settlement of accounts for the Fiscal Year ending March 2008.

5. Overview of Funai Electric Co., Ltd.

(1) Name: Funai Electric Co., Ltd.
(2) Major Business Operations: Manufacture and sale of electrical equipment and machinery
(3) Date of establishment: August 9, 1961
(4) Location of Head Office: Daitoh City, Osaka Prefecture

(5) Executive officer: President and CEO, Tetsuro Funai

(6) Capital: 31,278 million yen

(7) No. of employees: Non-consolidated: 1,213

Consolidated: 15,296 (domestic:1,838, overseas: 13,458)

※Includes 12,330 contract manufacturing factory employees.

(8) Large shareholder structure and shareholding ratio (as of September 30, 2007)

Tetsuro Funai	35.5%
Tetsuo Funai	4.8%

(9) Relationship with Victor Company of Japan, Ltd.: Funai Electric has no capital relationship or human relationship with Victor Company of Japan.

(10) Schedule

January 30, 2008	Board of Directors Resolution
January 30, 2008	Signing of the Basic Agreement

(11) Future Outlook

The effect of this partnership on business results is unknown at this stage. However, in the future we will factor in expected results according to the progress of this business partnership.

# # #

For further information, please contact:

For JVC

Toshiya Ogata, Senior Staff Manager,
Public Relations Office
Corporate Communications Department
Victor Company of Japan, Limited (JVC)
Tel: +81-(0)45-450-2951, 2952
Fax: +81-(0)45-450-2959
E-mail: ogata-toshiya@jvc-victor.jp
URL: www.jvc.jp/english

For Funai Electric

Mutsuo Takei, General Manager
Investor/Public Relations Department
Funai Electric Co., Ltd.
Tel: +81-(0)72-870-4395, +81-(0)3-3254-5612
Fax: +81-(0)72-874-8027, +81-(0)3-3254-0168
E-mail: tky-takei@funai.co.jp
URL: www.funai.jp/GLOBAL

Summary of 1st to 3rd Quarter (9 Months Cumulative) Financial Results for the Period Ending March 2008

February 4, 2008

Company Name	Funai Electric Co., Ltd.	Listed Exchanges	1st Section of the TSE/OSE
Code No.	6839	URL	http://www.funai.jp/
Representative	Tetsuro Funai	President, CEO	TEL : (072) 870−4395
Inquiries	Hisao Fuke	General Manager, Accounting Department	

(Rounded up to millions of yen)

1. 1st to 3rd Quarter Consolidated Results for the Period Ending March 2008 (April 1, 2007 –December 31, 2007).

(1) Consolidated Operating Results (% displayed represent increases/decreases from the same quarter of the previous year.)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
1st /3rd Quarter FY 2007	225,890	Δ20.2	1,284	Δ93.3	5,785	Δ75.1	Δ3,023	−
1st /3rd Quarter FY 2006	283,070	1.1	19,098	Δ15.1	23,269	Δ12.9	15,879	Δ22.1
Full FY 2006	396,712	−	20,766	−	26,591	−	Δ 3,665	−

	Net Income Per Share	Fully Diluted Net Income Per Share
	Yen	Yen
1st /3rd Quarter FY 2007	Δ 88.69	−
1st /3rd Quarter FY 2006	462.89	462.42
Full FY 2006	Δ 107.01	−

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholder's Equity Ratio	Shareholder's Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
1st /3rd Quarter FY 2007	255,714	176,876	69.0	5,176.88
1st /3rd Quarter FY 2006	311,108	205,348	65.9	6,012.74
Full FY 2006	272,811	187,361	68.5	5,484.38

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash-Equivalents at End of Period
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
1st /3rd Quarter FY 2007	Δ 5,930	Δ 3,878	Δ 6,850	74,601
1st /3rd Quarter FY 2006	32,828	4,508	Δ 24,737	72,422
Full FY 2006	46,507	3,038	Δ 26,564	83,320

(3) (Summary) Three Quarters Consolidated Statements of Cash Flows (Units: Million Yen)

Item \ Period	Current Year 3Qs (From April 1, 2007 To December 31, 2007) Amount	Previous Year 3Qs (From April 1, 2006 To December 31, 2006) Amount	Previous Period (From April 1 2006 To March 31 2007) Amount
I .Cash Flow from Operating Activities			
Current Period Net Income Before Taxes and Other Adjustments	4,747	21,231	22,752
Depreciation and Amortization	4,795	6,074	8,204
Interest and Dividend Income	△ 4,143	△ 3,342	△ 4,764
Interest Expenses	472	978	1,193
Increase (△) / Decrease in Notes and Accounts Receivable	△ 492	3,011	2,472
Increase (△) / Decrease in Inventories	3,036	△ 25,144	545
Increase/Decrease(△) in Accounts Payable	△ 15,746	26,570	14,129
Other	3,226	3,525	2,359
Subtotal	△ 4,104	32,905	46,893
Interest and Dividend Receipts	3,790	4,528	5,372
Interest Payments	△ 467	△ 985	△ 1,202
Corporate Tax Payments	△ 5,148	△ 3,619	△ 4,555
Net Cash Provided by (Used in △) Operating Activities	△ 5,930	32,828	46,507
II .Cash Flow from Investing Activities			
Payments for Purchase of Tangibles	△ 4,139	△ 4,602	△ 5,583
Payments for Purchase of Intangibles	△ 1,506	△ 385	△ 445
Proceeds from Sale of Investments in Securities	2,504	10,232	10,259
Payments for Loan Receivable	△ 280	△ 446	△ 580
Other	△ 455	△ 289	△ 612
Net Cash Provided by (Used in △) Investing Activities	△ 3,878	4,508	3,038
III .Cash Flow from Financing Activities			
Increase / Decrease(△) in Short-Term Loans Payables	△ 4,972	△ 19,222	△ 20,895
Payments for Purchase of Treasury Stock	△ 2	△ 3,121	△ 3,122
Cash Dividends	△ 1,875	△ 1,891	△ 1,891
Other	0	△ 501	△ 654
Net Cash Provided by (Used in △) Financing Activities	△ 6,850	△ 24,737	△ 26,564
IV.Effect of Exchange Rate Changes on Cash and Cash Equivalents	655	1,234	1,750
V.Net Increase/Decrease(△) in Cash and Cash Equivalents	△ 16,003	13,834	24,733
VI .Cash and Cash Equivalents at Beginning of Year	83,320	58,587	58,587
VII .Net increase in cash and cash equivalents due to the change of fiscal year end in consolidated subsidiaries	7,284	—	—
VIII.Cash and Cash Equivalents at End of Year	74,601	72,422	83,320

(2) (Summary) Three Quarters Consolidated Statements of Income (Units: Million Yen)

Item \ Period	Current Year 3Qs (From April 1, 2007 To December 31, 2007)		Previous Year 3Qs (From April 1, 2006 To December 31, 2006)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	Percent
		%		%	%
Net Sales	225,890	100.0	283,070	100.0	△ 20.2
Cost of Sales	190,203	84.2	225,865	79.8	△ 15.8
Selling, General and Administrative Expenses	34,402	15.2	38,105	13.5	△ 9.7
Operating Income	1,284	0.6	19,098	6.7	△ 93.3
Non-Operating Income	5,283	2.3	5,350	1.9	△ 1.2
Non-Operating Expenses	783	0.3	1,178	0.4	△ 33.5
Ordinary Income	5,785	2.6	23,269	8.2	△ 75.1
Extraordinary Income	364	0.1	139	0.1	161.1
Extraordinary Losses	1,401	0.6	2,178	0.8	△ 35.7
Net Income Before Taxes and Other Adjustments	4,747	2.1	21,231	7.5	△ 77.6
Corporate Taxes	7,751	3.4	5,311	1.9	45.9
Minority Interests	20	0.0	39	0.0	△ 48.4
Net Income/Loss after Tax	△ 3,023	△ 1.3	15,879	5.6	—

(Summary) Third Quarter Consolidated Balance Sheets

(1) (Summary) Third Quarter Consolidated Balance Sheets (Units : Million Yen)

Item \ Period	Current Year 3Q (As of December 31, 2007)		Previous Year 3Q (As of December 31, 2006)		Previous Period (As of March 31, 2007)	
	Amount	Percent	Amount	Percent	Amount	Percent
(Assets)		%		%		%
Current Assets	159,754	62.5	190,712	61.3	178,771	65.5
Cash and Deposits	74,606		72,678		83,598	
Trade Notes and Trade Accounts Receivable	38,840		47,802		49,024	
Inventories	38,778		60,586		35,045	
Others	7,528		9,645		11,103	
Fixed Assets	95,960	37.5	120,395	38.7	94,039	34.5
Tangible Fixed Assets	17,712	6.9	18,802	6.1	17,953	6.6
Intangible Fixed Assets	6,520	2.6	6,353	2.0	6,061	2.2
Investment and Other Assets	71,727	28.0	95,240	30.6	70,024	25.7
Total Assets	255,714	100.0	311,108	100.0	272,811	100.0
(Liabilities)						
Current Liabilities	67,963	26.6	95,199	30.6	74,745	27.4
Trade Notes and Trade Accounts Payables	31,080		60,755		48,757	
Short-Term Loans Payables	14,838		10,309		9,018	
Others	22,045		24,133		16,969	
Long-Term Liabilities	10,874	4.2	10,561	3.4	10,703	3.9
Long-Term Loans Payables	2,165		4,774		4,593	
Others	8,709		5,787		6,110	
Total Liabilities	78,837	30.8	105,760	34.0	85,449	31.3
(Net Asset Value)						
Shareholders' Equity	172,351	67.4	199,171	64.0	179,654	65.8
Common Stock	31,280	12.2	31,264	10.0	31,278	11.4
Additional Paid-In Capital	33,245	13.0	33,229	10.7	33,243	12.2
Retained Earnings	132,165	51.7	159,013	51.1	139,468	51.1
Treasury Stock	△ 24,339	△ 9.5	△ 24,336	△ 7.8	△ 24,336	△ 8.9
Net Unrealized Holdings and Translation Gains	4,144	1.6	5,805	1.9	7,326	2.7
Net Unrealized Holding Gains on Other Securities	4,678	1.8	4,682	1.5	4,038	1.5
Foreign Exchange Translation Adjustment	△ 534	△ 0.2	1,123	0.4	3,287	1.2
Minority Interests	380	0.2	371	0.1	380	0.2
Total Net Asset Value	176,876	69.2	205,348	66.0	187,361	68.7
Total Liabilities and Net Asset Value	255,714	100.0	311,108	100.0	272,811	100.0

2. Consolidated Results Forecast for the Period Ending March 2008 (April 1, 2007 - March 31, 2008).
【Reference】

(% displayed for the full-year represent increases/decreases from the previous year and interim periods, respectively.)

	Net Sales		Operating Income		Ordinary Income		Current Period Net Income		Net Income Per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Full-Year	279,000	△29.7	△2,100	—	2,300	△91.4	△7,400	—	△ 217.05

(Note) Earnings per share are calculated based on the number of outstanding shares as of the end of the current 3rd quarter (minus treasury stock).

3. Other

(1) Transfers in vital subsidiaries during the year (transfers in specific subsidiaries resulting from changes in the range of consolidation) : No

(2) Use of simplified accounting methods : No

(3) Changes in accounting methods from the most recent consolidated fiscal year : Yes

(4) Information by Segment

〔Operating Segment Information〕

The Funai Group concentrates on the single business segment of manufacture and sales of electric products. Therefore, we make no distinction between operating segments.

〔Geographic Segment Information〕

Current 3Qs (April 1, 2007 - December 31, 2007) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	196,648	94,942	162,620	19,114	473,326	(247,435)	225,890
Operating Expenses	196,408	98,104	159,762	18,906	473,182	(248,577)	224,605
Operating Income and Losses (△)	239	△ 3,161	2,857	207	143	1,141	1,284

Previous 3Qs (April 1, 2006 - December 31, 2006) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	294,103	137,722	214,871	19,385	666,083	(383,013)	283,070
Operating Expenses	276,796	136,756	207,268	23,558	644,380	(380,408)	263,971
Operating Income and Losses (△)	17,307	965	7,603	△ 4,173	21,702	(2,604)	19,098

(Note) 1. Country and area classifications are determined by geographical proximity.

2. Primary countries and areas falling under classifications other than Japan are as follow:

(1) North America・・・・United States of America

(2) Asia・・・・Hong Kong, Malaysia, Thailand

(3) Europe・・・・Germany, Poland

(5) Detailed Statement of Net Sales by Equipment Type and Region (Units: Million Yen)

Classification			Current Year 3Qs (From April 1, 2007 To December 31, 2007) Amount	Percent	Previous Year 3Qs (From April 1, 2006 To December 31, 2006) Amount	Percent	% increase or decrease from the same period of the previous consolidated fiscal year Percent
				%		%	%
By Equipment Type	Audiovisual Equipment		150,079	66.5	191,093	67.5	△ 21.5
	Information Equipment		56,561	25.0	72,328	25.6	△ 21.8
	Other Equipment		19,248	8.5	19,648	6.9	△ 2.0
	Total		225,890	100.0	283,070	100.0	△ 20.2
				%		%	%
By Region	Japan		29,534	13.1	27,427	9.7	7.7
	Export	N. America	149,882	66.3	194,845	68.8	△ 23.1
		Europe	39,234	17.4	50,584	17.9	△ 22.4
		Asia	4,547	2.0	6,444	2.3	△ 29.4
		Other Areas	2,690	1.2	3,767	1.3	△ 28.6
	Subtotal		196,356	86.9	255,642	90.3	△ 23.2
	Total		225,890	100.0	283,070	100.0	△ 20.2

(Note) Main Products by Equipment Type

Equipment	Main Products
Audiovisual Equipment	VCRs, DVD Players, DVD Recorders, Televisions, LCD Televisions, Projectors
Information Equipment	Printers, Digital Still Cameras
Other Equipment	Receiver-Related Electronic Equipment

(Reference) Change in Operating Results for the Most Recent Quarters

Fiscal Period Ending March 2008 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	April - June 2007	July - Sept 2007	Oct - Dec 2007	Jan - March 2008
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	77,361	78,955	69,572	–
Gross Profit	12,640	12,801	10,245	–
Operating Income	1,172	896	△ 784	–
Ordinary Income	4,480	573	731	–
Quarterly Net Income Before Taxes and Other Adjustments	4,463	△ 782	1,066	–
Quarterly Net Income	1,342	△ 5,588	1,221	–
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	39.38	△ 163.90	35.83	– –
Fully Diluted Quarterly Earnings per Share	– –	– –	– –	– –
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	285,315	283,967	255,714	–
Net Assets	189,221	176,825	176,876	–
	Yen	Yen	Yen	Yen
Net Assets per Share	5,538.48	5,175.32	5,176.88	– –

Fiscal Period Ended March 2007 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	April - June 2006	July - Sept 2006	Oct - Dec 2006	Jan - March 2007
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	62,643	100,507	119,918	113,641
Gross Profit	13,646	20,005	23,552	10,962
Operating Income	2,437	7,928	8,731	1,668
Ordinary Income	2,790	9,511	10,968	3,321
Quarterly Net Income Before Taxes and Other Adjustments	2,669	7,494	11,067	1,521
Quarterly Net Income	1,277	5,712	8,889	△ 19,545
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	37.15	166.46	259.80	△ 573.33
Fully Diluted Quarterly Earnings per Share	37.10	166.27	259.71	– –
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	283,964	298,523	311,108	272,811
Net Assets	193,851	197,303	205,348	187,361
	Yen	Yen	Yen	Yen
Net Assets per Share	5,638.44	5,738.76	6,012.74	5,484.38

THREE QUARTERS FINANCIAL RESULTS SUPPLEMENTATION 2007

(from 2007.4.1 to 2007.12.31)

page

FUNAI

FUNAI ELECTRIC CO.,LTD.

1. Summary of Three Quarters (Apr.-Dec.) Operating Results (Consolidated)

(1) Operating Results, Financial Conditions

(Units: 100million yen, %)

	FY2006						FY2007					
	3Qs			Full-Year			3Qs			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Net Sales	2,830	100.0	1.1	3,967	100.0	9.9	2,258	100.0	△ 20.2	2,790	100.0	△ 29.7
Operating Income	190	6.7	△ 15.1	207	5.2	△ 10.9	12	0.6	△ 93.3	△ 21	△ 0.8	–
Ordinary Income	232	8.2	△ 12.9	265	6.7	△ 3.2	57	2.6	△ 75.1	23	0.8	△ 91.4
Net Income (Before subsidiary dividend)	158	5.6	△ 22.1	△ 36	△ 0.9	–	32	1.4	△ 79.7	△ 19	△ 0.7	–
Net Income after Tax	158	5.6	△ 22.1	△ 36	△ 0.9	–	△ 30	△ 1.3	–	△ 74	△ 2.7	–
Total Assets	3,111	–	–	2,728	–	–	2,557	–	–	–	–	–
Net Assets	2,053	–	–	1,873	–	–	1,768	–	–	–	–	–

(※) Yen–Dollars / exchange rate

(Units: Yen / Dollars)

	FY2006		FY2007	
	3Qs	Full-Year	3Qs	Full-Year (Projections)
Average Rate in each period	116.13	116.95	117.14	115.00

(2) Profitability and Per Share Data

	FY2006		FY2007	
	3Qs	Full-Year	3Qs	Full-Year (Projections)
Gross Profit Ratio (%)	20.2	17.2	15.8	15.4
Operating Income Ratio (%)	6.7	5.2	0.6	△ 0.8
Ordinary Income Ratio (%)	8.2	6.7	2.6	0.8
Shareholders' Equity Ratio (%)	65.9	68.5	69.0	-
Net Assets Per Share (Yen)	6,012.74	5,484.38	5,176.88	-
Net Income Per Share (Yen)	462.89	△ 107.01	△ 88.69	△ 217.05
Return On Asset (%)	5.3	△ 1.3	△ 1.1	-
Return On Shareholders' Equity (%)	8.0	△ 1.9	△ 1.7	-

(3) Capital Expenditures, Depreciation Expenses, R&D

(Units: 100million yen, %)

	FY2006				FY2007			
	3Qs		Full-Year		3Qs		Full-Year (Projections)	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Capital Expenditures	44	51.7	54	45.9	42	△ 4.5	110	103.7

(Units: 100million yen, %)

	FY2006						FY2007					
	3Qs			Full-Year			3Qs			Full-Year (Projections)		
	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change
Depreciation Expenses	53	1.8	△ 1.9	71	1.8	1.4	39	1.7	△ 26.4	65	2.3	△ 8.5
R&D	105	3.8	4.0	140	3.5	△ 0.7	110	4.9	4.8	150	5.4	7.1

(4) Cash Flow

(Units: 100million yen)

	FY2006		FY2007	
	3Qs	Full-Year	3Qs	Full-Year (Projections)
Cash flows provided by operating activities	328	465	△ 59	—
Income Before Income Taxes	212	227	47	—
Depreciation Expenses	60	82	47	—
Others	56	156	△ 153	—
Cash flows used in investing activities	45	30	△ 38	—
Free cash flows	373	495	△ 97	—
Cash flows provided by financing activities	△ 247	△ 265	△ 68	—
Effect of exchange rate changes on cash and cash equivalents	12	17	6	—
Net increase in cash and cash equivalents	138	247	△ 160	—

2. Operating Activities (Consolidated)

(1) Sales by Equipment

(Units: 100million yen, %)

	FY2006						FY2007					
	3Qs			Full-Year			3Qs			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	1,911	67.5	8.9	2,769	69.8	17.6	1,501	66.5	△ 21.5	1,881	67.4	△ 32.1
VCRs	63	2.2	△ 40.0	82	2.1	△ 42.3	37	1.6	△ 41.3	46	1.6	△ 43.9
DVD	613	21.7	△ 1.6	883	22.2	5.9	430	19.0	△ 29.9	543	19.5	△ 38.5
Televisions	543	19.2	△ 32.7	786	19.8	△ 21.2	211	9.4	△ 61.1	284	10.2	△ 63.9
LCD Televisions	529	18.7	529.8	776	19.6	364.7	726	32.2	37.2	909	32.6	17.1
PDP Televisions	58	2.0	141.7	92	2.3	84.0	3	0.1	△ 94.8	4	0.1	△ 95.7
Projectors	88	3.1	△ 12.0	124	3.1	△ 13.3	70	3.1	△ 20.5	70	2.5	△ 43.5
Others	17	0.6	54.5	26	0.7	23.8	24	1.1	41.2	25	0.9	△ 3.8
Information Equipment	723	25.6	△ 13.0	933	23.5	△ 2.8	565	25.0	△ 21.8	655	23.5	△ 29.8
Printers	575	20.3	△ 14.2	746	18.8	△ 3.4	535	23.7	△ 7.0	613	22.0	△ 17.8
Digital Still Cameras	148	5.3	△ 8.1	187	4.7	0.0	30	1.3	△ 79.7	42	1.5	△ 77.5
Others	196	6.9	△ 8.7	265	6.7	△ 10.1	192	8.5	△ 2.0	254	9.1	△ 4.2
Total	2,830	100.0	1.1	3,967	100.0	9.9	2,258	100.0	△ 20.2	2,790	100.0	△ 29.7

(2) Sales by Areas in Equipment

(Units: 100million yen, %)

	FY2006						FY2007					
	3Qs			Full-Year			3Qs			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	1,911	67.5	8.9	2,769	69.8	17.6	1,501	66.5	△ 21.5	1,881	67.4	△ 32.1
North America	1,550	54.8	1.7	2,263	57.0	14.3	1,133	50.1	△ 26.9	1,434	51.4	△ 36.6
Europe	244	8.6	201.2	342	8.6	135.9	247	11.0	1.2	293	10.5	△ 14.3
Asia and Others	7	0.2	△ 86.0	11	0.3	△ 87.1	4	0.2	△ 42.9	5	0.2	△ 54.5
Japan	110	3.9	11.1	153	3.9	6.3	117	5.2	6.4	149	5.3	△ 2.6
Information Equipment	723	25.6	△ 13.0	933	23.5	△ 2.8	565	25.0	△ 21.8	655	23.5	△ 29.8
North America	382	13.5	△ 19.7	485	12.2	△ 7.1	354	15.6	△ 7.3	410	14.7	△ 15.5
Europe	250	8.9	△ 6.7	325	8.2	△ 0.9	142	6.3	△ 43.2	165	5.9	△ 49.2
Asia and Others	91	3.2	4.6	123	3.1	12.8	65	2.9	△ 28.6	75	2.7	△ 39.0
Japan	0	0.0	0.0	0	0.0	0.0	4	0.2	–	5	0.2	–
Others	196	6.9	△ 8.7	265	6.7	△ 10.1	192	8.5	△ 2.0	254	9.1	△ 4.2
Total	2,830	100.0	1.1	3,967	100.0	9.9	2,258	100.0	△ 20.2	2,790	100.0	△ 29.7

(3) Sales by Equipment in Areas

(Units: 100million yen, %)

	FY2006						FY2007					
	3Qs			Full-Year			3Qs			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
North America	1,948	68.8	△ 3.4	2,771	69.8	9.5	1,499	66.3	△ 23.1	1,858	66.6	△ 32.9
Audio Visual Equipment	1,550	54.8	1.7	2,263	57.0	14.3	1,133	50.1	△ 26.9	1,434	51.4	△ 36.6
Information Equipment	382	13.5	△ 19.7	485	12.2	△ 7.1	354	15.6	△ 7.3	410	14.7	△ 15.5
Others	16	0.5	△ 5.9	23	0.6	△ 20.7	12	0.6	△ 25.0	14	0.5	△ 39.1
Europe	506	17.9	43.7	673	17.0	40.2	392	17.4	△ 22.4	461	16.5	△ 31.5
Audio Visual Equipment	244	8.6	201.2	342	8.6	135.9	247	11.0	1.2	293	10.5	△ 14.3
Information Equipment	250	8.9	△ 6.7	325	8.2	△ 0.9	142	6.3	△ 43.2	165	5.9	△ 49.2
Others	12	0.4	300.0	6	0.2	△ 14.3	3	0.1	△ 75.0	3	0.1	△ 50.0
Asia and Others	102	3.6	△ 29.7	139	3.5	△ 31.5	72	3.2	△ 29.4	84	3.0	△ 39.6
Audio Visual Equipment	7	0.2	△ 86.0	11	0.3	△ 87.1	4	0.2	△ 42.9	5	0.2	△ 54.5
Information Equipment	91	3.2	4.6	123	3.1	12.8	65	2.9	△ 28.6	75	2.7	△ 39.0
Others	4	0.2	△ 50.0	5	0.1	△ 44.4	3	0.1	△ 25.0	4	0.1	△ 20.0
Japan	274	9.7	△ 4.2	384	9.7	△ 2.6	295	13.1	7.7	387	13.9	0.8
Audio Visual Equipment	110	3.9	11.1	153	3.9	6.3	117	5.2	6.4	149	5.3	△ 2.6
Information Equipment	0	0.0	0.0	0	0.0	0.0	4	0.2	–	5	0.2	–
Others	164	5.8	△ 12.3	231	5.8	△ 7.6	174	7.7	6.1	233	8.4	0.9
Total	2,830	100.0	1.1	3,967	100.0	9.9	2,258	100.0	△ 20.2	2,790	100.0	△ 29.7

3. Summary of Third Quarter (Oct.- Dec.) Financial Statements (Consolidated)

(1) Operating Results

(Units: 100million yen, %)

	FY2006			FY2007		
	3Q (Oct.-Dec.)			3Q (Oct.-Dec.)		
	Amount	%	Change	Amount	%	Change
Net Sales	1,199	100.0	8.5	695	100.0	△ 42.0
Operating Income	87	7.3	21.1	△ 7	△ 1.1	−
Ordinary Income	109	9.1	21.2	7	1.1	△ 93.3
Net Income after Tax	88	7.4	0.6	12	1.8	△ 86.2

(※) Yen—Dollars / exchange rate

(Units: Yen / Dollars)

	FY2006	FY2007
	3Q (Oct.-Dec.)	3Q (Oct.-Dec.)
Average Rate in each period	117.76	113.02

(2) Sales by Equipment

(Units: 100million yen, %)

	FY2006			FY2007		
	3Q (Oct.-Dec.)			3Q (Oct.-Dec.)		
	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	905	75.5	18.6	520	74.8	△ 42.5
VCRs	22	1.8	△ 37.1	12	1.7	△ 45.5
DVD	291	24.3	6.6	136	19.5	△ 53.3
Televisions	251	20.9	△ 32.5	70	10.1	△ 72.1
LCD Televisions	299	25.0	708.1	276	39.7	△ 7.7
PDP Televisions	17	1.4	13.3	0	0.0	△100.0
Projectors	18	1.5	△ 33.3	22	3.2	22.2
Others	7	0.6	75.0	4	0.6	△ 42.9
Information Equipment	233	19.4	△ 11.1	113	16.3	△ 51.5
Printers	176	14.7	△ 20.7	113	16.3	△ 35.8
Digital Still Cameras	57	4.7	42.5	−	−	−
Others	61	5.1	△ 23.8	62	8.9	1.6
Total	1,199	100.0	8.5	695	100.0	△ 42.0

<Reference>

Summary of 3Qs (Apr.-Dec.) Operating Results after Unification of Fiscal Year end※(Consolidated)

(1) Operating Results

(Unit:100million yen、%)

	FY2006				FY2007					
	3Qs (After Unification※)		Full-year (After Unification※)		3Qs			Full-Year (Projections)		
	Amount	%	Amount	%	Amount	%	Change	Amount	%	Change
Net Sales	3,295	100.0	3,958	100.0	2,258	100.0	△ 31.5	2,790	100.0	△ 29.5
Operating Income	211	6.4	187	4.7	12	0.6	△ 94.3	△ 21	△ 0.8	–
Ordinary Income	253	7.7	246	6.2	57	2.6	△ 77.5	23	0.8	△ 90.7
Net Income (Before subsidiary dividend)	163	4.9	△ 48	–	32	1.4	△ 80.4	△ 19	△ 0.7	–
Net Income After Tax	163	4.9	△ 48	–	△ 30	△ 1.3	–	△ 74	△ 2.7	–

※ From the first quarter of FY2007 the primary overseas consolidated subsidiaries are changed the fiscal year end from December 31 to March 31 in order to unify the group's fiscal term. For comparison purpose, the figures of 3Qs and full year of FY 2006 are recalculated to reflect this change of fiscal year end in primary overseas consolidated subsidiaries.

(2) Operating Activities (Sales by Equipment)

(Unit:100million yen、%)

	FY2006				FY2007					
	3Qs (After Unification※)		Full-year (After Unification※)		3Qs			Full-Year (Projections)		
	Amount	%	Amount	%	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	2,388	72.5	2,751	69.5	1,501	66.5	△ 37.1	1,881	67.4	△ 31.6
VCRs	69	2.1	83	2.1	37	1.6	△ 46.4	46	1.6	△ 44.6
DVD	768	23.3	865	21.9	430	19.0	△ 44.0	543	19.5	△ 37.2
Televisions	689	20.9	808	20.4	211	9.4	△ 69.4	284	10.2	△ 64.9
LCD Televisions	686	20.8	775	19.6	726	32.2	5.8	909	32.6	17.3
PDP Televisions	69	2.1	77	1.9	3	0.1	△ 95.7	4	0.1	△ 94.8
Projectors	88	2.7	124	3.1	70	3.1	△ 20.5	70	2.5	△ 43.5
Others	19	0.6	19	0.5	24	1.1	26.3	25	0.9	31.6
Information Equipment	723	21.9	933	23.6	565	25.0	△ 21.9	655	23.5	△ 29.8
Printers	575	17.4	746	18.9	535	23.7	△ 7.0	613	22.0	△ 17.8
Digital Stll Cameras	148	4.5	187	4.7	30	1.3	△ 79.7	42	1.5	△ 77.5
Others	184	5.6	274	6.9	192	8.5	4.3	254	9.1	△ 7.3
Total	3,295	100.0	3,958	100.0	2,258	100.0	△ 31.5	2,790	100.0	△ 29.5

Press Release

FUNAI

February 4, 2008

Funai Electric Co., Ltd.
President and CEO: Tetsuro Funai
(Code No.: 6839 First Section of TSE/OSE)
Contact: Naoyuki Takanaka
Investor and Public Relations Department
Tel: 072-870-4395

For Immediate Release:

Funai Reports Revised Forecast of Consolidated Fiscal Year Results

Funai Electric Co., Ltd. ("the Company") has revised its forecast of consolidated fiscal year results released on October 29, 2007 as follows:

1. Revised Consolidated Fiscal Year Results (April 1, 2007 to March 31, 2008)

(Units: Million Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income Before Subsidiary Dividend*1	Net Income
Previously Announced Forecast (A)	320,000	4,700	9,700	[7,800]	500
Revised Forecast (B)	279,000	(2,100)	2,300	[(1,900)]	(7,400)
Amount of Increase/Decrease (B–A)	(41,000)	(6,800)	(7,400)	[(9,700)]	(7,900)
Percentage Changed (%)	(12.8)	–	(76.3)	[–]	–
(Reference) Previous FY Results (to March 2007)	396,712	20,766	26,591	[–]	(3,665)*2

*1: Shows net income in cases where dividends from subsidiaries were not implemented.

*2: Full year net income as a result of reversing the "long-term suspense payments of income taxes" for additional taxes based on Report No. 63 of the Auditing and Assurance Practice Committee of the Japanese Institute of Certified Public Accountants (JICPA), *Accounting, Presentation, and Audit Treatment for Various Taxes*, and disposing of the amount as "prior fiscal year corporation taxes, etc." Using conventional methods in previous years would have resulted in net income of 15,518 million yen.

2. Reasons Behind Revision of Consolidated Results Forecast

On October 29, 2007, the company announced revisions to its consolidated results forecast and has subsequently made every possible effort to bring about a turnaround in business performance. With no improvement being seen from its third and fourth quarter results, however, the company has had to make a further revision to its forecasted fiscal year results.

Net sales are expected to fall significantly on previous forecasted results. The reasons for this include declining sales of LCD televisions, together with an expected fall in revenue from sales of the

company's printers, which had been experiencing steady medium-term performance. The main reasons for the company's declining income in these two areas are outlined below.

(1) Procurement Shortage for LCD Television Panels

With the aim of securing a stable supply of panels for LCD television production, the Funai Group formed a strategic alliance with a major Taiwanese panel maker in February 2007. However, a shortage of such panels has led to the current situation in which an adequate number of panels cannot be procured.

Faced with this situation, the company placed an increasing focus on panel procurement from the second quarter. By the third quarter, however, the company was unable to shake off the impact of this panel shortage, resulting in delays in product delivery and subsequent declining orders for the company's LCD televisions.

In looking ahead to the next fiscal year, the company plans on rebuilding its relationship with the Taiwan-based panel manufacturer as the linchpin of its strategy for achieving adequate panel procurement. At this stage in the fourth quarter of the current fiscal year, however, sales of the company's LCD televisions have markedly declined on the company's initial estimates due to procurement failing to meet the company's estimate for the fiscal year.

(2) Falling Orders for Printers

Despite sales of the company's printers remaining strong during this medium-term period, a review of product strategy by the company's OEM clients brought about a sharp decline in orders.

This combination of declining profits from LCD televisions, falling income from reduced sales of printers, and poor performance from the company's DVD-related products and CRT televisions resulted in the company's operating income being forecast downward to show a deficit for the fiscal year.

In terms of extraordinary factors affecting the company's net income, in addition to reasons provided at the revision of earnings forecast on October 29, 2007, the company anticipates reversing approximately 3 billion yen of its deferred tax assets. This is expected to be used mainly to cover the net loss carried forward by the company's consolidated subsidiary, Funai Corporation. To date, any net loss carried forward has been applied to future corporation tax and the company has calculated total deferred tax assets based on rational criteria. Reflecting the change in the company's performance to the third quarter and a more conservative outlook on the collectibility of the company's deferred tax assets, the company expects to reverse the majority of the subsidiary's deferred tax assets in this fiscal period.

3. Outlook for Next Fiscal Year

The company has no plans to make any further revisions to its forecast for the next fiscal year other than changes previously announced and listed below. Forecasted sales, however, will be announced at the next earnings announcement following a review of efforts to improve the company's performance, taking into account the company's business alliance with Victor Company of Japan, Ltd., announced on January 30, 2008.

(1) Strategic partnership aimed at securing LCD television panel procurement
(2) Expand sales in European DVD business and introduce next-generation DVD players
(3) Secure new working relationship with printer OEM clients
(4) Creation of service system in the company's key U.S. market
(5) Ensure fair competition in relation to digital television-related patents

(Note)

The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties.

Various factors such as a change in economic conditions overseas (especially changes in the company's key U.S. market) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

END